4th quarter 2001 results
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                       CBD announced 4th quarter 2001 and
                                year-end results

Sao Paulo, Brazil, February 20, 2002 - Companhia Brasileira de Distribuicao
(CBD) - (BOVESPA: PCAR4; NYSE: CBD) today announced 4th quarter 2001 results. The Company's operating and financial results, unless otherwise indicated, are presented based on consolidated figures and in Reais, in accordance with the Corporate Law method.


o Annualized gross revenues of R$9.9 billion, consolidating CBD's leadership position in the Brazilian market;

o Gross margin of 27.9% compared to 27.5% in 2000, reflecting efficiency gains in purchasing and category management, as well as a lower participation of household appliances and electronic products in the sales mix;

o The reduction of 1.8% in the administrative expenses reflects gains obtained with the restructuring process occurred in the first half of the year;

o    EBITDA margin reached 8.0% in 2001, compared to 7.9% in 2000;

o Net income of R$115.6 million in the 4th quarter (R$1.02 per thousand shares), accumulating R$250.7 million in the year (R$2.22 per thousand shares);

o Improvement in working capital management: a 15-day reduction in the inventory turnover during 2001 (49 days in the 1st quarter and 34 days in the 4th quarter).


                               [GRAPHIC OMITTED]

Companhia Brasileira de Distribuicao (CBD) operates 443 stores in 11 Brazilian states in 4 formats: Pao de Acucar and Barateiro (supermarket division), Extra (hypermarkets) and Eletro (household appliances and electronic stores).

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                                                        4th quarter 2001 results
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Comments on Sales Performance


Annualized Gross           The year 2001 was difficult for all the economy
Sales reached              sectors that depend on the consumption levels. The
R$9.9 billion              consumers' confidence was depressed during a large
                           part of the year, due to factors such as high interest rates, currency devaluation, electricity rationing, political crisis, Argentinean crisis and the terrorist attacks in the United States.
                           Nevertheless, in 2001, CBD's net sales presented a 5.6% growth compared to the previous year, reaching a total of R$8,054.9 million. Same store sales presented a decrease of 2.6%. Regarding gross sales, and incorporating the ABC chain in an annualized way, CBD registered R$9.9 billion and consolidated its leadership position in the Brazilian market.

Pao de Acucar              The Pao de Acucar Division registered a total growth
Division presents          of 8.1% in the year, and 1.3% in same store sales.
the best                   The positive performance of this division in 2001
performance of the         resulted of the advanced maturing level of this
year                       format and from the continuing investments made in
                           innovations and customer's loyalty (at the end of the year, the "Pao de Acucar Mais" relationship card had
                           1.7 million members and around 60% of identified tickets). We emphasize that this format was the least affected by the adverse economic conditions, due to the higher stability of the consumption pattern of its target public, as well as to the high concentration of food products in its sales mix.

The year 2001              The Barateiro Division presented successive
marks the change in        improvements in the last three months of the year,
the Barateiro              closing the 4th quarter with a 1.2% same stores
format and                 increase (much better than the drop of 10.2% verified
consolidates the           in the first nine months of the year) and registering
success of its             a decrease of 6.5% in the full 2001. In total sales,
re-launching, in           this format presented a decrease of 0.2%.
October                    This format's restructuring process involved a
                           complete review in the products offered, a higher balance between the leader brands, private-label products and first price products; a new lay-out and atmosphere of the stores and the launching of the relationship card Clube Barateiro. The Company is confident that the necessary adjustments in this Division were made in 2001 and now it is ahead of the competition to gain market share in this retail segment.

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                                                        4th quarter 2001 results
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Extra Division under       In 2001, the Extra Division registered a total sales
the impact of the          growth of 5.1% and a same stores decrease of 3.9%.
adverse economic           The Division's performance was impacted by the weak
scenario                   performance in the sales of electronic products, due
                           to the highly unfavorable scenario for this segment.
                           It is worth noticing the difficult comparison basis for this banner, as the good performance verified last year was reached, specially due to a strong sales of household appliance and electronic products.
                           We highlight the launching of the private label card
                           Extra, which is an important tool to increase the loyalty of our customer's base and our knowledge about the consumption behavior in hypermarkets. This card was developed to meet the needs of the low-income classes, as it requires a minimum family income of only R$150. Two other important facts for this Division were the opening of eight gas stations in the parking area of the stores, as well as the beginning of a pilot project to operate drugstores
                           (inside the stores).

Eletro Division's          The Eletro Division presented a same store sales
performance                decrease of 5.1%, reflecting the adverse scenario for
affected by the            the segment of household appliances and electronic
electricity rationing      products verified on the second quarter onwards, with
                           the beginning of the electricity rationing. CBD believes in gradual recovery of this segment in 2002, due to a more favorable economic scenario and to the easing of the electricity consumption targets, or even the end of the rationing.

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                                                        4th quarter 2001 results
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Net Sales Evolution per Division - Consolidated*
Variation 2001/2000 (%)

                  --------------------------------------------------------------
                                        Corporate Law
                  --------------------------------------------------------------
                           4th Quarter                  Accum. 12 months
                  -----------------------------  -------------------------------
                   All Stores     Same Stores      All Stores     Same Stores
----------------------------------------------   -------------------------------
Pao de Acucar            1.9%            1.5%          8.1%            1.3%
Extra                   -3.4%           -6.6%          5.1%           -3.9%
Barateiro                9.3%            1.2%         -0.2%           -6.5%
Eletro                 -23.9%          -25.1%         -6.4%           -5.1%
--------------------------------------------------------------------------------
CBD                      1.4%           -4.1%          5.6%           -2.6%
--------------------------------------------------------------------------------

                  --------------------------------------------------------------
                                      Constant Currency (IPCA)
                  --------------------------------------------------------------
                           4th Quarter                  Accum. 12 months
                  ----------------------------   -------------------------------
                   All Stores     Same Stores      All Stores     Same Stores
----------------------------------------------   -------------------------------
Pao de Acucar           -5.2%           -5.6%           1.3%            -5.2%
Extra                  -10.2%          -13.1%          -1.5%           -10.0%
Barateiro                1.6%           -5.9%          -6.6%           -12.7%
Eletro                 -29.3%          -30.3%         -12.0%           -10.7%
--------------------------------------------------------------------------------
CBD                     -5.7%          -10.8%          -1.1%            -8.9%
--------------------------------------------------------------------------------

* The sales figures of same stores include only the stores that are at least 12 months in operation.

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                                                        4th quarter 2001 results
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Comments on the Results

Gross margin               The CBD presented a gross margin of 27.9%, higher
reaches 27.9% in           than the 27.5% registered in 2000. This performance
the year                   reflects the efficiency gains resulting from the
                           restructuring of the Commercial and the Category
                           Management areas over the year. The year 2001 was also marked by a change in the sales mix, with increasing participation of food products and decreasing participation of the electronic products.
                           This factor also affected positively the gross margin, as the food products have higher margins compared to the margins of the electronic products.
                           In the 4th quarter, the gross margin reached 28.0%, slightly lower than the 28.2% of the same period of 2000.

Reduction in               The Administrative and General Expenses totaled
Administrative             R$317.7 million in the year, lower than the figures
and General                presented in 2000, of R$323.4 million. In the 4th
Expenses                   quarter, the administrative and general expenses were
                           R$105.5 million compared to R$100.4 million in the same period of 2000.

EBITDA margin of           In 2001, even with the depressed sales and with the
8.0% in the year           consequent lower dilution of the fixed expenses, the
                           earnings before interest, taxes, depreciation and amortization (EBITDA) totaled R$641.5 million, with an 8.0% margin, exceeding the performance registered in 2000, when the EBITDA reached R$ 604.4 million and a margin of 7.9%. In the 4th quarter, the Company's
                           EBITDA was R$185.6 million, representing an 8.0% margin, compared to, respectively, R$198.1 million and 8.6% in the same period of the previous year. We emphasize that the operating expenses of the 4th quarter suffered the negative impact of the 8.1% salary adjustment of the industry given in December and of the marketing expenses still related to the re-launching of Barateiro.

Financial Result           The Financial Expenses of the year totaled R$401.4
of R$3.1 million           million, exceeding the R$392.3 million registered in
                           2000, especially due to the scenario of high interest rates. The financial income totaled R$422.5 million, up from the R$397.8 million registered in 2000;
                           generating a positive net financial result of R$3.1 million, which is superior than the negative result of R$ 12.4 million shown in 2000. The increase verified in the financial income item already reflects a better management of the Company's working capital.
                           In the 4th quarter, within the financial expenses line, an expense of R$5.0 million was recorded regarding the CPMF (Provisional Contribution on Financial Activities).

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                                                        4th quarter 2001 results
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                           In the 4th quarter of 2001, CBD registered a positive
                           financial result of R$33.4 million compared to a financial result of R$3.7 million of the 4th quarter of 2000. This result was improved by the appreciation of the Real against the US Dollar, which reduced the financial expenses associated with BNDES loans (currency basket), leasing agreements and imports financing.

Net income of              In 2001, CBD registered a net income of R$250.7
R$250.7 million            million, equal to R$2.22 per thousand shares, against
                           a net income of R$332.3 million (R$3.09 per thousand shares) in 2000. In the 4th quarter, the net income totaled R$115.6 million (R$1.02 per thousand shares), against R$127.5 million (R$1.19 per thousand shares) in the same period of the previous year.

Investments                In the 4th quarter 2001, the investments made by CBD
totaled R$529.9            totaled R$138.3, accumulating R$507.6 million in
million                    2001. In 2001, we highlight:
                           o   Inauguration of 3 Extra stores (two in the
                               Greater Sao Paulo area and one in Salvador - BA) and the construction of 1 hypermarket that will be inaugurated during the 1st half 2002 (Maua - Greater Sao Paulo);
                           o   Opening of 12 supermarkets: 7 Barateiro and 5 Pao
                               de Acucar; and one Eletro store;
                           o   Acquisition of 26 stores of the ABC chain in the
                               Rio de Janeiro state, with sales floor of 42 thousand squared meters and annual revenue on the order of R$400 million. With this acquisition, CBD is now operating 39 supermarkets and 8 hypermarkets in that state, marking the introduction of the Barateiro brand in one of the most important markets of Brazil;
                           o   Expansion of the distribution structure with the
                               opening of a modern Distribution Center of refrigerated and frozen products, with approximately 30,000 m2 of storage space.
                           o   Remodeling of 13 Pao de Acucar supermarkets, of
                               all the 124 Barateiro supermarkets, 6 Eletro
                               stores and 1 Extra;
                           o   Conversion of 10 stores of the Pao de Acucar
                               format into the Barateiro format. Besides that, a Extra store in Rio de Janeiro (Barra da Tijuca) was converted into the "Second Generation" format of the Pao de Acucar format;

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                                                        4th quarter 2001 results
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Working Capital Management

In the 4th quarter 2001, the Company presented an average inventory turnover of 34 days, which represented a 15-day improvement compared to the 49 days registered in the 1st quarter 2001. The improvement in the administration of our inventory resulted from the investments made by the Company in Distribution and Technology and from the increased efficiency in the purchasing and category management.


Proposed Dividends

Management proposed, for approval at the Ordinary Shareholder's General Meeting, dividends to be distributed and calculated as follows:

Net income for the year                                        250,733
Unrealized profits reversion                                     4,899
Legal reserve                                                  (12,537)
                                                               -------
Dividends calculation basis                                    243,095
                                                               -------
Minimum mandatory dividend (25%)                                60,774
(R$0.53753 per thousand shares)                                -------

The dividends to be distributed will come from the net income received in 2001.


Investments Plan for 2002

The amount of the Investments for 2002, approved by the Management Board in December 2001, is estimated in R$450 million, being R$330 million directed to the opening of new stores and R$120 million distributed in store remodeling, technology, logistics and other investments.

It is important to note that the investments do not contemplate possible acquisitions and will represent an estimated increase of 12% in the total sales floor of the Company.

Continuing the organic growth of the Hypermarkets Division, CBD plans to open 4-5 new Extra stores. For the Pao de Acucar Division, the growth will be based on the opening of 8 to 10 new stores. In 2002, CBD will open 30 new stores with the Barateiro format, with the aim at encouraging this format growth within and beyond the Greater Sao Paulo area (this process was started by the acquisition of the ABC chain in Rio de Janeiro).

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                                                        4th quarter 2001 results
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Pre-operating Expenses

CBD informs that from 2002 onwards, the pre-operating expenses with new stores, wharehouses and stores remodeling (including salaries, training and rent) will be recognized under the accrual basis concept. Until December 2001, these expenses were deferred until the stores and deposits start their normal operations, and were then amortized in up to five years. Even considering that this measure may distort our operational indicators in periods when there is a massive concentration of investments, this decision was taken as CBD's current size allows for the rationalization of these expenses. It is worth noticing that from now on, it will be possible to count on the existing workforce in the operating stores working together with the new workforce - a mix of old and new workforce, avoiding expenses and enhancing profitability.

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                                                        4th quarter 2001 results
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CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD

------------------------------------------------------------------------------------------------------------------------------
                                                             4th Quarter                       Accumulated year-end
                                              --------------------------------------------------------------------------------
                R$ thousand                       2001          2000          %           2001            2000          %
------------------------------------------------------------------------------------------------------------------------------
Net Sales Revenue                                2,327,344      2,294,510      1.4%       8,054,853       7,629,965      5.6%

Cost of Sales                                   (1,675,177)    (1,647,600)     1.7%      (5,807,652)     (5,528,531)     5.0%

Gross Profit                                       652,167        646,910      0.8%       2,247,201       2,101,434      6.9%

Operating Income (Expenses)
     Selling Expenses                             (361,105)      (348,431)     3.6%      (1,287,991)     (1,173,616)     9.7%
     General and Administrative                   (105,482)      (100,420)     5.0%        (317,701)       (323,425)    -1.8%

Total Operating Expenses                          (466,587)      (448,851)     4.0%      (1,605,692)     (1,497,041)     7.3%

Earnings before interest, taxes,
depreciation and amortization -EBITDA              185,580        198,059     -6.3%         641,509         604,393      6.1%

One-time Restructuring costs                             -              -         -          (7,039)              -         -

Depreciation                                       (58,987)       (50,047)    17.9%        (218,084)       (167,079)    30.5%
Amortization                                       (35,847)       (10,521)   240.7%        (112,672)        (42,399)   165.7%

Earnings before interest and taxes - EBIT
                                                    90,746        137,491    -34.0%         303,714         394,915    -23.1%

Taxes and Charges                                   (7,889)       (42,657)   -81.5%         (43,118)        (75,429)   -42.8%

Financial Income                                   113,578        116,531     -2.5%         422,453         397,809      6.2%
Financial Expense                                  (75,724)      (108,402)   -30.1%        (401,431)       (392,309)     2.3%
Currency Variation                                  (4,479)        (4,479)     0.0%         (17,910)        (17,910)     0.0%
        Net Financial Income (Loss)                 33,375          3,650         -           3,112         (12,410)  -125.1%
        ---------------------------

Equity Income                                       (2,530)             -         -           2,995               -         -
Operating Income (Loss)                            113,702         98,484     15.5%         266,703         307,076    -13.1%

Non-Operating Results                                  (97)         7,030         -           1,851           8,351    -77.8%

Income (Loss) Before Income Tax                    113,605        105,514      7.7%         268,554         315,427    -14.9%

 Income Tax                                          2,041         22,006         -         (17,821)         16,825         -

------------------------------------------------------------------------------------------------------------------------------

Net Income (Loss)                                  115,646        127,520     -9.3%         250,733         332,252    -24.5%

Net Income (Loss) per 1.000 shares                    1,02           1,19    -13.9%            2,22            3,09    -28.3%

N(0)of shares (thousand) at the end of the     113,061,139    107,372,033      5.3%     113,061,139     107,372,033      5.3%
period

------------------------------------------------------------------------------------------------------------------------------

               % of Net Sales

Gross Profit                                         28.0%          28.2%                     27.9%           27.5%

Total Operating Expenses                            -20.0%         -19.6%                    -19.9%          -19.6%
    Selling Expenses                                -15.5%         -15.2%                    -16.0%          -15.4%
    General and Administrative                       -4.5%          -4.4%                     -3.9%           -4.2%

EBITDA*                                               8.0%           8.6%                      8.0%            7.9%

Depreciation                                         -2.5%          -2.2%                     -2.7%           -2.2%
Amortization                                         -1.5%          -0.5%                     -1.4%           -0.5%

EBIT                                                  3.9%           6.0%                      3.8%            5.2%
Taxes and Charges                                    -0.3%          -1.9%                     -0.5%           -1.0%
Net Financial Income (Expense)                        1.4%           0.2%                      0.0%           -0.2%

Income Before Income Tax                              4.9%           4.6%                      3.3%            4.1%

Income Tax                                            0.1%           1.0%                     -0.2%            0.2%

Net Income (Loss)                                     5.0%           5.6%                      3.1%            4.3%
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
*not considering one time expenses with lay-off costs

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                                                        4th quarter 2001 results
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CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD

-------------------------------------------------------------------------------------------------------------
                        R$ thousand                    4th Quarter/01     3rd Quarter/01    4th Quarter/00
-------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets                                             2,886,731          2,224,171         2,685,105
     Cash and Banks                                          137,418             74,713           126,950
     Short-Term Investments                                  910,671            507,086           765,087
     Accounts Receivable                                     975,587            808,162           888,123
           Installment Sales                                 301,834            336,447           356,129
           Post-Dated Checks                                 106,359             89,569           119,096
           Credit Card and Other                             609,151            428,689           443,714
           Allowance for Doubtful Accounts                  (41,763)           (46,543)          (30,816)
     Inventories                                             686,103            587,520           795,477
     Advances to suppliers and employees                      23,307             72,438            18,051
     Other Credits                                           153,645            174,252            91,417
Long Term Receivables                                        411,956            322,137           334,307
     Deferred Income Tax                                     105,067             71,186            87,059
     Long Term Receivables                                   223,798            168,428           163,611
     Other Credits                                            83,091             82,523            83,637
Permanent Assets                                           3,982,452          3,791,923         3,671,641
     Investments                                             123,884            113,563           480,829
     Properties and Equipment                              3,006,413          2,861,885         2,645,874
     Deferred Charges                                        852,155            816,475           544,938
           Goodwill                                          677,088            632,314           328,013
           Currency variation                                 22,388             26,867            40,298
           Pre-operating expenses                            152,679            157,294           176,627
                        TOTAL ASSETS                       7,281,139          6,338,231         6,691,053
                        ------------
LIABILITIES
Current Liabilities                                        2,380,520          1,800,110         2,358,855
     Suppliers                                               813,525            551,108         1,014,450
     Loans and Financing                                   1,241,594          1,032,658           865,554
           Domestic Currency                               1,216,955          1,005,340           846,839
           Foreign Currency                                   24,639             27,318            18,715
     Payable on Purchase of Assets                            35,207             50,635           134,159
     Debentures                                               12,984              1,486            15,558
     Taxes                                                    40,350             19,525            42,532
     Salaries and Payroll Charges                            101,267             96,379            82,734
     Dividends                                                60,774                  -            80,135
     Interest on own capital                                       -             18,149            41,357
     Others                                                   74,819             30,170            82,376
Long Term Liabilities                                      1,496,729          1,197,328         1,325,284
     Financing                                               734,079            521,317           482,956
           Domestic Currency                                 682,417            451,655           418,558
           Foreign Currency                                   51,662             69,662            64,398
     Payable on Purchase of Assets                            27,217             29,899            47,808
     Debentures                                              124,141            130,550           302,049
     Deferred Income Tax                                         133              1,331             6,037
     Provision for Contingencies                             611,159            514,231           486,434
Capitalizable Funds                                                                                44,311
     Interest on own capital                                                                       44,311
Shareholders' Equity
     Capital                                               2,252,361          2,244,136         2,001,033
     Capital Reserves                                        348,292            348,292           348,292
     Profit Reserves                                         803,237            748,365           613,278
Total of Shareholders' Equity                              3,403,890          3,340,793         2,962,603
-----------------------------
Total Capitalizable and Shareholders' Equity               3,403,890          3,340,793         3,006,914
--------------------------------------------
                     TOTAL LIABILITIES                     7,281,139          6,338,231         6,691,053
                     -----------------
-------------------------------------------------------------------------------------------------------------

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                                                        4th quarter 2001 results
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Stores by Division

                   --------------------------------------------------------  --------------------------------
                     Pao de                                                   Sales area   N(0). of Employees
                     Acucar     Extra     Eletro    Barateiro      CBD           (m2)
---------------------------------------------------------------------------  --------------------------------
12/31/00              186         53        66         111         416          815,291         50,106
Open                   -          -          -          2            2
Close                 (1)         -         (2)        (2)         (5)
Converted              -          -          -          -           -
03/31/01              185         53        64         111         413          811,696         49,350
Open                   1          -          -          3            4
Close                 (2)         -          -                     (2)
Converted              -          -          -          -           -
06/30/01              184         53        64         114         415          808,161         48,035
Open                   1          1          1          2            5
Close                 (2)         -         (3)        (2)         (7)
Converted             (2)        (1)         -          2          (1)
09/30/01              181         53        62         116         412          813,246         46,642
Open                   2          2          -          26          30
Close                  -          -          -          -           -
Converted            (8)+1        -          -          8           1
---------------------------------------------------------------------------  --------------------------------
12/30/01              176         55        62         150         443          866,280         52,060
-------------------------------------------------------------------------------------------------------------

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                                                        4th quarter 2001 results
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Sales Breakdown per Division - Consolidated*
In R$ thousand - Nominal (Corporate Law)

                     --------------------------------------------------------- -------------
OCTOBER                   2001            %           2000            %          Var.(%)
------------------------------------------------------------------------------ -------------
Pao de Acucar              213,271         34.2%      214,484           31.9%         -0.6%
Extra                      313,907         48.4%      328,187           48.8%         -4.4%
Barateiro                   92,391         12.9%       92,259           13.7%          0.1%
Eletro                      28,722          4.5%       37,624            5.6%        -23.7%
------------------------------------------------------------------------------ -------------
CBD                        648,291        100.0%      672,554          100.0%         -3.6%
------------------------------------------------------------------------------ -------------

                     ---------------------------------------------------------  ------------
NOVEMBER                  2001            %           2000            %           Var.(%)
------------------------------------------------------------------------------  ------------
Pao de Acucar              215,275         30.4%      209,371           30.4%          2.8%
Extra                      343,047         48.5%      354,824           51.6%         -3.3%
Barateiro*                 120,920         17.1%       84,488           12.3%         43.1%
Eletro                      27,968          4.0%       39,304            5.7%        -28.8%
------------------------------------------------------------------------------  ------------
CBD                        707,210        100.0%      687,987          100.0%          2.8%
------------------------------------------------------------------------------  ------------

                     ---------------------------------------------------------  ------------
DECEMBER                  2001            %           2000            %           Var.(%)
------------------------------------------------------------------------------  ------------
Pao de Acucar              278,166         28.6%      269,667           28.9%          3.2%
Extra                      481,628         49.6%      495,536           53.1%         -2.8%
Barateiro*                 165,144         17.0%      109,486           11.7%         50.8%
Eletro                      46,904          4.8%       59,279            6.3%        -20.9%
------------------------------------------------------------------------------  ------------
CBD                        971,842        100.0%      933,969          100.0%          4.1%
------------------------------------------------------------------------------  ------------

                     ---------------------------------------------------------  ------------
4th QUARTER               2001            %           2000            %           Var.(%)
------------------------------------------------------------------------------  ------------
Pao de Acucar              706,712         30.4%      693,523           30.2%          1.9%
Extra                    1,138,582         48.9%    1,178,547           51.4%         -3.4%
Barateiro*                 378,455         16.3%      286,234           12.5%         32.2%
Eletro                     103,595          4.5%      136,207            5.9%        -23.9%
------------------------------------------------------------------------------  ------------
CBD                      2,327,344        100.0%    2,294,510          100.0%          1.4%
------------------------------------------------------------------------------  ------------

                     ---------------------------------------------------------  ------------
ACCUM YEAR-END            2001            %           2000            %           Var.(%)
------------------------------------------------------------------------------  ------------
Pao de Acucar            2,643,909         32.8%    2,446,025           32.0%          8.1%
Extra                    3,925,693         48.7%    3,736,367           49.0%          5.1%
Barateiro*               1,106,561         13.7%    1,042,797           13.7%          6.1%
Eletro                     378,690          4.7%      404,776            5.3%         -6.4%
------------------------------------------------------------------------------  ------------
CBD                      8,054,853        100.0%    7,629,965          100.0%          5.6%
------------------------------------------------------------------------------  ------------

* Includes the ABC Supermercados S.A. chain from November 2001 onwards.

Data per Division on December 31, 2001

                                      --------------------------------------------------------------
                                            #               #             #          Sales Area
                                        Checkouts       Employees      Stores           (m2)
                                      --------------------------------------------------------------
Pao de Acucar                             2,211          14,231          176           219,559
Extra                                     2,745          18,114           55           427,418
Barateiro                                 1,744           9,340          150           178,074
Eletro                                      191             914           62            41,229
----------------------------------------------------------------------------------------------------
Total Stores                              6,891          42,599          443           866,280
----------------------------------------------------------------------------------------------------
Headquarters                                              3,029
----------------------------------------------------------------------------------------------------
Loss Prevention (security)                                3,128
----------------------------------------------------------------------------------------------------
Distribution Centers                                      3,304
----------------------------------------------------------------------------------------------------
CBD                                       6,891          52,060          443           866,280
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                        4th quarter 2001 results
[LOGO]                                                             Page 13 of 14
--------------------------------------------------------------------------------

Productivity Indexes*
In R$ thousand - Nominal (Corporate Law)

Sales per m2/month
                     ---------------------------------------    ---------------------------------------
                        4Q/01        4Q/00       Var (%)          Year 2001    Year 2000    Var (%)
------------------------------------------------------------    --------------------------------------
Pao de Acucar          1,049          1,007            4.2%          995            974          2.2%
Extra                    898            974           -7.8%          796            841         -5.4%
Barateiro                768            734            4.6%          661            719         -8.1%
Eletro                   838          1,106          -24.2%          768            823         -6.7%
------------------------------------------------------------    ---------------------------------------
CBD                      922            952           -3.2%          827            858         -3.6%
------------------------------------------------------------    ---------------------------------------

Sales per employee/month
                     ---------------------------------------    ---------------------------------------
                        4Q/01        4Q/00       Var (%)          Year 2001    Year 2000    Var (%)
------------------------------------------------------------    --------------------------------------
Pao de Acucar          16,473        15,493            6.3%         15,356       15,136         -1.6%
Extra                  21,083        21,444           -1.7%         18,315       18,535         -0.4%
Barateiro              18,250        16,888            8.1%         15,890       16,435         -7.8%
Eletro                 34,257        28,485           20.3%         23,901       21,829         10.6%
------------------------------------------------------------    ---------------------------------------
CBD                    19,297        18,896            2.1%         17,485       17,142          2.0%
------------------------------------------------------------    ---------------------------------------

Average Ticket
                     ---------------------------------------    ---------------------------------------
                        4Q/01        4Q/00       Var (%)          Year 2001    Year 2000    Var (%)
------------------------------------------------------------    --------------------------------------
Pao de Acucar           18,5           17,5            5.7%           17,4         17,0          2.4%
Extra                   37,4           39,0           -4.1%           35,9         37,2         -3.5%
Barateiro               12,5           12,3            1.6%           11,8         12,1         -2.5%
Eletro                  248,3         235,0            5.7%          236,5        226,5          4.4%
------------------------------------------------------------    ---------------------------------------
CBD                     24,2           24,5           -1.2%           22,8         23,0         -0.9%
------------------------------------------------------------    ---------------------------------------

Sales per Checkout/month
                     ---------------------------------------    ---------------------------------------
                        4Q/01        4Q/00       Var (%)          Year 2001    Year 2000    Var (%)
------------------------------------------------------------    --------------------------------------
Pao de Acucar          105,381       93,979           12.1%         95,947       90,403          6.1%
Extra                  140,704      143,948           -2.3%        120,041      123,549         -2.8%
Barateiro               78,986       74,405            6.2%         67,138       74,443         -9.8%
Eletro                 180,794      264,180          -31.6%        175,401      188,447         -6.9%
------------------------------------------------------------    ---------------------------------------
CBD                    117,618      115,151            2.1%        102,523      103,876         -1.3%
------------------------------------------------------------    ---------------------------------------

* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.


Sales Breakdown (% of net sales)

                         -------------------------------------------------------------------
                            2000     1st Q/01   2nd Q/01   3rd Q/01   4th Q/01     2001
--------------------------------------------------------------------------------------------
Cash                       53.9%      53.7%      53.5%      53.8%      53.4%       53.6%
Credit Card                26.9%      28.0%      28.7%      29.2%      30.4%       29.1%
Food Voucher                6.2%       6.1%       6.2%       6.4%       6.4%        6.3%
Credit                     13.0%      12.2%      11.6%      10.6%       9.8%       10.6%
    Post-Dated Checks       6.8%       6.3%       6.7%       6.3%       5.6%        6.2%
    Installments            6.2%       5.9%       4.9%       4.3%       4.2%        4.8%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                        4th quarter 2001 results
[LOGO]                                                             Page 14 of 14
--------------------------------------------------------------------------------

CONVERTIBLE DEBENTURES


Conversion of Debentures into Preferred Shares

-------------------------------------------------------------------------------------------------------------
                                  Common Shares          Preferred Shares                  Total
                                    (thousand)              (thousand)                   (thousand)
-------------------------------------------------------------------------------------------------------------
12/31/2000                      62,858,755               44,513,279                     107,372,034
-------------------------------------------------------------------------------------------------------------
   2nd issue                                                  2,000
03/31/2001                      62,858,755               44,515,279                     107,374,034
-------------------------------------------------------------------------------------------------------------
   2nd issue                                              4,171,492
   4th issue                                                  1,179
   Capital increase                612,056                  310,993
06/30/2001                      63,470,811               48,998,943                     112,469,755
-------------------------------------------------------------------------------------------------------------

09/30/2001                      63,470,811               48,998,943                     112,469,755
-------------------------------------------------------------------------------------------------------------
Capital increase                                            591,385*
12/31/2001                      63,470,811               49,590,328                     113,061,139
-------------------------------------------------------------------------------------------------------------

*stock option plan


--------------------------------------------------------------------------------------------------------------

COMPANHIA BRASILEIRA DE DISTRIBUICAO                        THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                                         Doris Pompeu
Investor Relations Manager                                  Phone: 55 (11) 3848 0887 ext. 208
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677             E-mail: doris.pompeu@thomsonir.com.br
Email: pa.relmerc@paodeacucar.com.br                                -----------------------------
       -----------------------------
--------------------------------------------------------------------------------------------------------------

                   Website: http://www.grupopaodeacucar.com.br

--------------------------------------------------------------------------------
Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, industry and international markets; therefore they are subject to change.
--------------------------------------------------------------------------------